February 8, 2011

Russell Mancuso

Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attn: Aslynn Hogue

Re:	GreenCell, Incorporated
Amendment No. 6 to Form S-1
File No. 333-167147

Dear Mr. Mancuso:

Please find below our responses to the Division of Corporation Finance’s (the “Division”) February 2, 2011 comment letter:

Our Business, page 3

Response to Comment 1

We have disclosed that during the pre-prototype phase, we completed the material aspects of the igniter concept, namely the chemical, density, thermal expansion and electrical properties were developed into a working igniter system. The voltage requirement relates to the resistivity or conductivity of the ink in relation to the required voltage. We only learned in October 2010 that our first possible order for 300,000 units would include a 120 Volt requirement, not an 80 volt requirement as had been originally requested. We have never initiated any work pertaining to an 80-volt igniter. Our final requirement for a 120-volt production igniter is to adjust the pattern and/or resistivity of the ink to achieve 120 Volts in accordance with an acceptable size and shape that will meet the OEM requirements should we complete an agreement or obtain an acceptable order from the OEM. The material aspects are complete and all that remains is a designed pattern to achieve 120 Volts. The original disclosure pertaining to the 80-volt igniter is no longer material to our business plans

Located at page 3

Financial Summary – Balance Sheet Data, page 5

Response to Comment 2

We have inserted the correct number reflecting a deficit of $(68,163).

Located at page 5

Risk Factors, page 6

Response to Comment 3

First Bullet Point:

We have disclosed that we completed development of our initial igniter product in September 2010; however, we will not be ready for market sales until the fourth quarter of 2011.

Location at page 8

Second Bullet Point:

We have disclosed more specifically that we expect to have a new Chief Financial Officer/Chief Accounting Officer by August 2011

Location at page 11

Bullet Point 3:

We have disclosed that we completed the pre-prototype and final prototype for the 12 and 24-volt igniter in December 2010 with aging tests still ongoing into 2011. Our aging tests have passed the 31-day period deemed to be successful aging. The pre-prototype stage focused on the material aspects and properties of the materials. This pre-prototype stage occurred from July to September 2010 and culminated in a first demonstration of a 12 and 24 volt igniter which we presented to Emerson in October of 2010

Located at page 24

Selling Security Holders, page 15

Response to Comment 4

We have corrected and adjusted the footnote numbers due to the prior numbering errors.

Located at pages 16-17

Business, page 22

Response to Comment 5

As we previously disclosed, although we believed we were subject to potential risks of infringement, such as are always inherent in the use of technology, we do not believe there is a present material risk. We are not the subject of or aware of any pending or threatened claims, of any kind or nature, directly or indirectly, involving patent infringement or any other claims that may affect our ability to fully use our current or planned technology. Just prior to our formation, our Chief Technology Officer conducted a search of patents at www.uspto, and did not discover any patents that would be infringed upon if SenCer and General Automotive were to proceed with their joint venture to form us.

Task 1. Igniter Development and Testing (CERIS), page 24

Response to Comment 6

Igniter Development Precursor Work, page 26

We have disclosed that we own one piece of analytical equipment, a thermal expansion unit, valued at $25,500 as referenced in Note 4 (Equipment) to our audited financials at page F-33 and that pursuant to an arrangement between SenCer and us and consistent with SenCer’s role to develop the technologies, SenCer has permitted us to use its testing equipment, manufacturing equipment for prototypes and software.

Location at 25

Response to Comment 7

We have disclosed that the final CSA test required a 200,000 cycle test, which we originally estimated would be conducted in February 2011; however, our estimate now is that the final CSA test will be conducted in approximately June 2011, since such final test should be conducted shortly before production. This estimate is contingent upon receiving final design approval and a production order from an OEM. Primary pre-prototype and final prototype work was completed on the 12 and 24-volt igniters.

Located at page 3

Plan of Operations, page 37

Response to Comment 8

We have inserted a chart to outline the differences in the uses of proceeds between the subscription agreement and the prospectus and the reasons why we changed our uses of proceeds in the prospectus.

Located at page 36

Transactions with Related Persons

Response to Comment 9

We have disclosed that prior to our formation, Dan Valladao, David Burt and Samuel Reeder, as officers or directors of SenCer and General Automotive, determined the value of the future technology license as a component of our overall valuation upon formation on a pre-money basis. Our then future management decided that a pre-money valuation of $2.75 million would be our best estimate based on market conditions at the time, given our status as a development stage company. It was then agreed that the contributions made by both Sencer and General Automotive were equal. This was done by negotiated agreement between Messrs. Valladao, Burt and Reeder. Thus, it was determined that both Sencer and General Automotive Company would be issued 10,750,000 shares; we agreed to issue a total of 6,000,000 shares for legal and consulting services using the same pre-money valuation. In conjunction therewith we determined that a private placement at the price of 10 cents per share would be conducted, and thus a pre-money valuation of $2,750,000 was established. That was the method by which we determined the value of the contributions made by both of our co-founders, Sencer in terms of the Technology License and General Automotive in terms of marketing, sales and management contributions. Subsequent to our formation and initial S-1 filing with the SEC, based on input from the Division of Corporation Finance, we changed our license valuation to zero.

Located at page 40

Response to Comment 10

We have included additional disclosure in the Notes to our financial statements as well as transactions with related persons regarding the notes.

Located at pages F-14, F-19, 40

Executive Compensation

Response to Comment 11

We have amended our disclosure in the Executive Compensation chart to conform with S-K Item 402.

Located at page 47

Financial Statements, page F-1

Response to Comment 12

We recognize the requirement of updating our financials by February 14, 2011.

Response to Comment 13

First Bullet Point:

We have disclosed that we agreed to pay the royalty to SenCer for only the igniter technology because SenCer had developed some early prototypes of the technology for a completely different application, a ceramic emitter to be used in plastic welding. This is the work referred pertaining to the royalty payment. Since this technology was not automotive or gas ignition it was determined that a separate royalty was consistent with SenCer conceiving the new igniter market.

Location at page 22, 30

Second Bullet Point:

We have disclosed that SenCer, through several years’ direct effort by Mr. David Burt, had developed a ceramic emitter for plastic welding and had successfully tested several prototypes for temperature and radiation. In reviewing the emitter technology, and after discussions on its use as an igniter with several OEM’s, the principal officers of our to be founders decided to include the technology in discussions of a joint venture. Although the ceramic emitter had some parallels in functionality to the igniter technology we developed, it had no application to the licensed technology that was eventually licensed to us by SenCer, i.e. for use in the transportation and gas ignition markets.

Location at page 24

Third Bullet Point:

We have disclosed that SenCer spent $187,000 on research and development during calendar year 2009 on ceramic emitter development, power fuel cell components (non-joint venture technology), material synthesis development and composite device development.

Location at page 29

Fourth Bullet Point:

We have disclosed that SenCer had developed some early prototypes of the technology for a completely different application, a ceramic emitter to be used in plastic welding. This is the work referred to regarding the royalty payment. Since this technology was not automotive or gas ignition it was determined that a separate royalty was consistent with SenCer having conceived the new igniter market. No work was done on the igniter technology until after the Joint Venture Agreement was signed. SenCer is permitted to by the joint venture agreement to develop any core UltraTemp applications that are not provided for in the joint venture agreement

Location at page 30.

Notes to the Financial Statements, pages F-5 and F-24

Note 7 and 6, Stockholders’ Equity, pages F-16 and F-34, respectively

Response to Comment 14

We have amended our disclosure, which was due to Scribner’s error showing the issuance on December 8, 2010, which has been corrected to December 8, 2009.

Should you have any questions regarding the foregoing, please contact our legal counsel, Frederick M. Lehrer at (561) 706-7646.

Sincerely yours,

/s/ Dan Valladao
Dan Valladao
Chief Executive Officer